Exhibit 3.1

AMENDMENT NO. 3

TO AMENDED AND RESTATED BY-LAWS

OF TSR, INC.

The Amended and Restated By-laws (as amended by Amendment No. 1 and Amendment No. 2 to the Amended and Restated By-laws) (the “By-laws”) of TSR, Inc. are hereby amended as follows:

1.               The text of Article V, Section 6 of the By-laws, which had been previously stated as follows:

“Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.”

was amended to read as follows:

“Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.”

2.               The following was added as Article III, Section 13 of the By-laws:

“LEAD INDEPENDENT DIRECTOR

Section 13. The board of directors shall designate one of the directors, who does not also serve as the president or chief executive officer of the corporation, as the lead independent director. The lead independent director will consider input from all directors as to the preparation of the agendas for meetings of the board of directors and each committee of the board of directors. The lead independent director will consult, no less frequently than once each calendar quarter, with the corporation’s executive officers who are responsible for assuring compliance with, and implementation of, all applicable corporate and securities laws and make any recommendations for further action as necessary to ensure such compliance.”

 Approved: December 30, 2019